CUSIP No. M-26744-10-8	SCHEDULE 13D	Page 1 of 5 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
Information to be included in statements filed pursuant to
Rule 13d-1(a) and amendments thereto filed pursuant to
Rule 13d-2(a)

Crow Technologies 1997 Ltd.
(Name of Issuer)

Ordinary Shares, Par Value NIS 0.25 per share
(Title of Class of Securities)

M-26744-10-8
(CUSIP Number)

Asher Barak, Adv.

216 Yaffo St., Jerusalem 94383, Israel
011-972-2-5008000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 24, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M-26744-10-8	SCHEDULE 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Asher Barak, Adv. As a Trustee of Mr. Jacob Eilenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,066,666
	8	SHARED VOTING POWER 2,292,123 [see note at Item 5 below]
	9	SOLE DISPOSITIVE POWER 1,066,666
	10	SHARED DISPOSITIVE POWER 2,292,123 [see note at Item 5 below]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 2,292,123
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.42%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. M-26744-10-8	SCHEDULE 13D	Page 3 of 5 Pages

Item 1.   Security and Issuer.

(a)	Issuer: Crow Technologies 1977 Ltd. (“Crow”).

(b)	Shares: Ordinary Shares (the “Shares”), par value NIS 0.25 per share.

(c)	Address: 1 Azrieli Center, The Round Tower, Tel-Aviv 67021, Israel.

Item 2.   Identity and Background.

(a)	Shareholder: Mr. Jacob Eilenberg.

(b)	Address: 1368 44th Street Brooklyn NY 11219.

(c)	Occupation: Broker

(d)	During the last five years, Mr. Eilenberg has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Eilenberg was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: USA

Item 3.   Source and Amount of Funds or Other Consideration.

Personal Funds. For the amount of $800,000

Item 4.   Purpose of Transaction.

The transaction reported herein was consummated for investment purposes.

Item 5.   Interest in Securities of the Issuer.

(a)	As of the date of this Schedule 13D, there are 4,372,275 Shares outstanding. Jacob Eilenberg owns directly 1,066,666 Shares which are 24.4% of the Outstanding Shares of Crow.

(b)	Mr. Eilenberg may be deemed the beneficial owner of additional 1,225,457 Shares by virtue of (1) a shareholders agreement by and between Eilenberg, and two other shareholders of Crow (one shareholder, Sender Holdings, holds directly 156,976 Shares and the other shareholder Mr. Melman holds directly 887,424 Shares), according to which they shall vote together with regards to appointment of directors to the Board of Directors of Crow, and (2) by virtue of a voting right attached to 181,057 Shares of Shrem Fudim Kelner Technologies Ltd. (“SFKT”) which was assigned to Melman and Sender Holdings as part of the Change of Control Transaction – see Schdule I below. The voting rights Agreement with Shrem Fudim Kelner Technologies Ltd. (“SFKT”) Shall expire on December 28th 2003.

CUSIP No. M-26744-10-8	SCHEDULE 13D	Page 4 of 5 Pages

(c)	According to subsections (b) above, Mr. Eilenberg may be deemed the beneficial owner of a total of 2,292,123 Shares which are 52.42% of the Outstanding Shares of Crow.

(d)	Except as stated above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sales of, the Shares beneficially owned by Mr. Eilenberg.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

1)	The shareholders agreement mentioned in Item 5(b) above.

Item 7.   Material to be Filed as Exhibits.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November ___, 2003

Asher Barak, Adv. (Trusree of Mr. Jacob Eilenberg)

CUSIP No. M-26744-10-8	SCHEDULE 13D	Page 5 of 5 Pages

Schedule I

SCHEDULE OF ACQUISITIONS

        Further to Crow’s report on Form 20-F dated as of July 15, 2003, and its report on Form 6-K dated as of November 18, 2003 Silverboim Holdings Ltd. (“Silverboim”), Crow’s controlling shareholder, has closed a transaction, according to which it sold 1,066,666 Shares to Mr. J Eilenberg. Prior to such transaction, Mr. Eilenberg held 0 Shares.